UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number 001-42885

Agroz Inc.

(Translation of registrant's name into English)

No. 2, Lorong Teknologi 3/4A, Taman Sains Selangor, Kota Damansara,

47810 Petaling Jaya, Selangor, Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INITIAL PUBLIC OFFERING

On October 2, 2025, Agroz Inc. (the “Company”) consummated its underwritten U.S. public offering (the “Offering”) of 1,250,000 ordinary shares, par value $0.0001 per share (“Ordinary Shares”) at a public offering price of US$4.00 per share. The Ordinary Shares commenced trading on the Nasdaq Capital Market on October 1, 2025, under the ticker symbol “AGRZ.”

The Company received aggregate gross proceeds of approximately US$5.00 million from the Offering, before deducting underwriting discounts and other related expenses. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 187,500 Ordinary Shares, representing 15% of the Ordinary Shares sold in the Offering, at the public offering price less underwriting discounts.

Net proceeds from the Offering will be used for capital expenditures, operating expenses, research and development, marketing, and acquisitions of certain companies (for which no specific acquisition target companies have been identified at this time).

US Tiger Securities, Inc. acted as the sole book runner of the Offering.

The Offering was made only by means of a prospectus. A preliminary prospectus relating to the Offering has been filed with the SEC. Electronic copies of the final prospectus relating to the Offering may be obtained, when available, by visiting the SEC's website located at http://www.sec.gov or by contacting US Tiger Securities, Inc. at 437 Madison Avenue, 27th Floor, New York, New York 10022, or by telephone at +1 646-978-5188.

A copy of the press release for the closing of the Offering is filed herein as Exhibit 99.1. A copy of the Underwriting Agreement between the Company and U.S. Tiger Securities, Inc. is filed herein as Exhibit 1.1.

EXHIBIT

1.1	Underwriting Agreement between the Company and US Tiger Securities, Inc.

99.1	Press release dated October 2, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Agroz Inc.

/s/ Gerard Kim Meng Lim
Gerard Kim Meng Lim, Chief Executive Officer
Date: October 3, 2025

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